PRIVILEGED AND CONFIDENTIAL
FOIA CONFIDENTIAL TREATMENT REQUEST
CONFIDENTIALITY REQUESTED PURSUANT TO RULE 83
Via Federal Express
February 20, 2006
H. Roger Schwall
Assistant Director
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Stone Energy Corporation
Form 10-K for the fiscal year ended December 31, 2004
Filed March 9, 2005
File No. 001-12074
Form 8-K filed December 5, 2005
Response letter dated January 17, 2006
Dear Mr. Schwall:
          Pursuant to your request, Stone Energy Corporation (“Stone”) is hereby providing (i) written responses to the comments contained in your letter, dated February 8, 2006, and (ii) the materials requested in said letter or referenced in the responses below.
Form 10-K for the Fiscal Year Ended December 31, 2004
1.	“We read your prior response 5 of January 17, 2006. However, we believe that you also need to consider other criteria than reserves when disclosing significant properties. See Instruction 2 of Item 102 of Regulation S-K. For example, you should consider production and/or current and future capital expenditures among others. We note in your table of reserves provided to us a number of fields with higher net reserves and/or production as of September 2005 than the significant field you cite and note just nine fields represent 50% of your revised reserves. We note your 2nd and 3rd Quarter 2005 earnings report where you provide operational updates on no less than six fields.”

U.S. Securities and Exchange Commission
February 20, 2006

Response 1:
We propose in future filings to provide the requested information on any field representing five percent (5%) or more of reserves or production on a quantitative basis and any other properties that we deem significant on a qualitative basis. For 2005, that disclosure would be as follows:

Nature of
Field Name	Location	Production	Reserves	Interest
Ewing Bank 305	GOM Shelf	6.0 Bcfe	61.9 Bcfe	Working
Pinedale Vail II	Greater Green River BasinWyoming USA	4.1 Bcfe	55.2 Bcfe	Working
Sidney	Williston Basin Montana USA	1.2 Bcfe	42.6 Bcfe	Working
Main Pass 288	GOM Shelf	4.6 Bcfe	36.7 Bcfe	Working
South Pelto 23	GOM Shelf	5.2 Bcfe	34.1 Bcfe	Working
S Timbalier 143/166	GOM Shelf	12.5 Bcfe	24.5 Bcfe	Working
2.	“Tell us what your estimated production for 2005 from your 2004 reserve report was for Proved Developed Producing, Proved Developed Non-Producing and Proved Undeveloped reserve categories.”
Response 2:
          Please be advised supplementally as follows:
          2005 Net Production Forecast*

	MSTB	MMSCF	MMSCFE
PDP	3,098.9	45,439.4	64,032.9
PDNP	2,768.1	18,747.8	35,356.2
PUD	273.1	4,600.4	6,239.4

Total	6,140.1	68,787.6	105,628.5
          *Based on December 31, 2004 Reserve Report
3.	“Your response number 8 indicates that a material portion of the reserve write- down was due to reservoir parameters you now believe are too optimistic. Please provide examples of underperformance or non-performance of these reserves when placed on production or tell us if these are mostly proved undeveloped reserves. If they are primarily undeveloped reserves, tell us why you believe it was the proper time to revise them before production was established. Tell us the percent of the total reserve write-down each example represents.”

U.S. Securities and Exchange Commission
February 20, 2006

Response 3:
Please be advised supplementally as follows:
Stone’s January 17, 2006 response to comment number 8 of your December 9, 2005 letter indicated that 53.6% of Stone’s downward revisions as of September 30, 2005 were due to “proved reserves that were booked using obvious overstated volumetric parameters such as net feet, oil saturation, recovery factors, drainage area and/or porosity”. The total reserves of 107,249.8 net Mmcfe that fell into this category consisted of 2.4% proved producing, 65.2% proved developed non-producing, and 32.4% proved undeveloped.
The one well in the proved producing category is the Main Pass Block 287 A-1 that is completed in the Tex X Sand. There has been insufficient production to establish a trend because of extensive hurricane related downtime. Our independent reserve consultants, Netherland, Sewell and Associates, Inc., declined to assign any reserves to this completion because it proved to be uneconomic at their projected production rates.
The two largest reservoirs in the proved developed non-producing category that experienced downward revisions are the Ewing Bank Block 305 A-16 LA Sand (22,164.7 Mmcfe) and the South Pelto Block 23 E-1 Z-1 Sand (17,959.0 Mmcfe). These write downs constitute 57.4% of the total in this category.
In the first half of 2005, Stone performed an in-depth reservoir study of the LA sand at EW 305. As a result of that study Stone initiated a review of all its reserves. That reexamination eventually led to a downward revision of Stone’s reserves as announced on October 6, 2005.
The LA Sand is a large saturated oil reservoir located downthrown to a major east-west trending fault. There are several faults that compartmentalize the reservoir, although it shares a common aquifer. The A-16 well is situated near the crest in one of these fault blocks. The original evaluation estimated a 65% recovery factor for this strong water drive reservoir. After three additional years of production, a more detailed study determined that a 69.5% displacement efficiency and a 55% sweep efficiency, resulting in a 38.2% recovery efficiency, was more realistic.
The Z-1 Sand in the E-1 well at PL 23 was originally mapped in a separate fault block from the Z-1 Sand completions in the D-1 and E-2 wells. In March 2002, Stone ran a pulsed neutron log in the E-1 well. It was observed that the upper lobe of the sand exhibited a higher water saturation than that of the original open hole and pulsed neutron logs. Additionally, the D-1 and E-2 wells had out-produced the original volumetric reserve estimate for their fault block. This has led us to believe that the Z-1 Sand is in communication with the other two wells.

U.S. Securities and Exchange Commission
February 20, 2006

Netherland and Sewell has accordingly reduced the volume of the Z-1 Sand and has mapped the three wells in a common fault block (please see the attached structure/isopach maps that reflect the two interpretations).
The other proved developed non-producing downward revisions have been largely the result of remapping complexly faulted reservoirs by our consultants.
Examples of proved undeveloped reserves that were revised downward or dropped are the Ewing Bank Block 305 “Morpheus” (8,009.7 Mmcfe) and “Neo” (5,977.2 Mmcfe) wells designed to develop LA Sand reserves, and the South Timbalier Block 165 E-12 STK well (3,821.7 Mmcfe) that was planned to develop the remaining attic gas in four previously produced reservoirs. These three examples make up 51.3% of the proved undeveloped reserves that had downward revisions.
The EW 305 “Morpheus” prospect was revised downward for reasons similar to the A-16 LA Sand revision discussed above. We now believe that the original recovery factor estimate is too high and cannot be justified by analogous recoveries in similar reservoirs in the field. The “Neo” prospect was dropped after Stone decided that there was not reasonable certainty that a secondary high existed off structure, although this high is seen on both post stack time and pre-stack depth seismic data. There are no well penetrations in the immediate area to confirm that a structural high exists.
The seismic interpretation at the time of Stone’s purchase of the ST 172 field in late 2004 indicated an attic in four sands above the depleted ST 165 E-12 well. A review of this seismic by another interpreter has cast doubt on there being enough structural relief to make an attic well economic. We therefore believe that the original interpretation was too aggressive to justify placing the reserves in the proved undeveloped category.
4.	“In response 8, you indicate that a certain percentage of the reserves you wrote off were because the data did not support reasonable certainty. Please provide more information on these examples such as how, in your opinion, the data for each example did not support reasonable certainty.”
Response 4:
Please be advised supplementally as follows:
The four examples of the reserves that were written off at September 30, 2005 because the data did not support reasonable certainty are listed below along with an explanation for each example. (Please see attached logs and structure maps for clarification):

U.S. Securities and Exchange Commission
February 20, 2006

Stone No. 1, Clovelly Field, Lafourche Parish, LA
The 38 Sand produced from the Clovelly No. 36 on the south flank of the Clovelly salt dome. Before watering out, the well had produced 350 Mbo, 797 Mmcf, and 1 MMbw. Stone assigned 4,978.4 Mmcfe net of proved undeveloped reserves to the attic above the No. 36. Subsequently, Stone drilled the Clovelly No. 40 into the adjacent fault block to the east and found the No. 38 Sand productive but drawn down in pressure. Instead of an original pressure of approximately 5,100 psi, multiple FT’s recorded pressures in the range of 4,000-4,100 psi. Stone now believes the fault between the two wells may not be sealing, thereby removing the degree of certainty required to classify these reserves as proved.
C-1, Eugene Island Block 243
The MN Sand produced 20.45 Bcf from the BP (Amoco) A-5 and A-5 Stk 1 wells in Eugene Island Block 224. Stone drilled the Eugene Island Block 243 C-1 well into the same fault block toward the end of the productive life of the Amoco wells. Stone was unable to obtain an open hole log across the MN Sand interval, but Stone was able to run a cased hole pulsed neutron log to evaluate the sand. While Stone’s well is slightly high structurally, the quality of the log is such that it is difficult to evaluate which lobes of the sand are productive and which may have water saturations above irreducible. Both Amoco wells made significant volumes of water toward the end of their productive lives. Because of these uncertainties, Stone decided to remove 3,652.9 Mmcfe net in reserves from the proved category.
19 Sand, Vermilion Block 131
Stone drilled and tested the 19 Sand in the No. 19 well at Vermilion Block 131. It flowed at the rate of 5,314 Mcfpd and153 Bcpd at 4,675 psi FTP for seventeen hours before the completion failed. Stone believed this was a conclusive formation test and moved the reserves into the proved undeveloped category. In hindsight, Stone believes the 19 Sand may not be continuous across the fault block. The Mobil C-6 well produced only 371 Mmcf in the fault block to the north where the sand is better developed. The seismic anomalies are disconnected across the No. 19 well’s fault block. This raises the concern that it may take multiple wells to completely develop this deep, high pressure reservoir. We have reclassified 3,189.7 Mmcfe net reserves as probable.
Plan 4 Sand, West Cameron Block 45
Stone booked 2,588.5 Mmcfe net proved undeveloped reserves in the Plan 4 Sand to the West Cameron Block 45 No. 20 Stk 1. The sidetrack would twin the

U.S. Securities and Exchange Commission
February 20, 2006

General American No. 14 well, which is updip to three wells that produced from the Plan 4 Sand. The sand is almost shaled-out at the No. 14 location, but it was believed that a well at that structural location could drain the remaining reserves in the reservoir. The sidewall cores taken in the sand in that wellbore, however, were inconclusive as to the sand’s contents. In reexamining the producing behavior of the downdip wells, it is now believed that each produced from a separate reservoir. Consequently, Stone now believes that the Plan 4 Sand reservoir in question is made up of many discrete sand bodies. Stone cannot assign the entire area updip of the depleted wells to a proved undeveloped location, and, therefore, the sidetrack well would be uneconomic to drill.
5.	“In response 9 the footnote to the supplemental table indicates that the pre-drill EUR’s represent potential reserves and not SEC reserve estimates. Our comment may not have been clear as we intended to request the pre-drill reserve estimates that were booked as proved undeveloped reserves and reported as such in your SEC filings prior to drilling. Please provide those estimates for the listed wells.”
Response 5:
The attached spreadsheet has been included as supplemental information and shows the pre-drill reserve estimates for the listed wells.
In connection with responding to your comments, Stone Energy Corporation acknowledges that:
(i)	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(iii)	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
February 20, 2006

          We understand that you may have additional comments after reviewing our responses to your comments. Please contact me at (337) 237-0410 with any questions.

Sincerely,

Kenneth H. Beer
Senior Vice President
and Chief Financial Officer
KHB/pm
Enclosures